FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities and Exchange Act of 1934

For the Month of March, 2006

GRUPO CASA SABA, S.A. DE C.V.
(Translation of registrant's name into English)

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec, C.P. 11000
Mexico, D.F.
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or wil file annual reports under cover of Form 20-F or Form 40-F. Form 20-F | X | Form 40-F | _ |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | _ | No | X |

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Mexico City, March 16 2006

Grupo Casa Saba, IBM and SAP agree on a technology strategic alliance.

Grupo Casa Saba announces the signing of a strategic alliance with IBM and SAP through which it will attain a technological renewal that will increase its competitive advantages as well as the efficiency of its execution processes.

Grupo Casa Saba considers that the state-of-the-art technology systems that will develop jointly with IBM and SAP will allow the Company to offer the best product distribution to its clients and suppliers nationwide.

The resources that Grupo Casa Saba expects to aim for this project of technological renewal are estimated to be up to US$10 million, which will be applied in a 28 month period.

With this investment in technology, Grupo Casa Saba will obtain a system with state-of-the-art technology, flexible, tolerant to failures and with the latest in backup procedures and disaster recovery, all of which assures the continuous processing of client transactions nationwide. Likewise, it is expected to obtain greater process simplicity by unifying its data bases (DB2) and by re-documenting its application functions through IBM tools.

Through this alliance, Grupo Casa Saba confirms its commitment of growth and investment in benefit of its clients, suppliers, employees, shareholders and of the Mexican society in general.

Manuel Saba Ades
CEO
Grupo Casa Saba

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and, in the form of ADRs, on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                                       IR Communications:
Jorge Sanchez, IRO                                                            Luisa Salgado
+52 (55) 5284-6672                                                           +52 (55) 5644-1247
jsanchez@casasaba.com                                                 luisa.salgado@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              GRUPO CASA SABA, S.A. DE C.V.

Date: March 17, 2006                                         By: ________________________
                                                                              Name: Manuel Saba Ades
                                                                              Title: Chief Executive Officer